Exhibit 4.5

NATIONAL GRID GROUP PLC and
NATIONAL GRID COMPANY PLC

And

STEVE LUCAS

Dated 13/6/2002

SERVICE AGREEMENT

THIS SERVICE AGREEMENT DATED 13/6/2002 IS BETWEEN:–

NATIONAL GRID GROUP plc (to become National Grid Transco plc) (the “Company”) and THE NATIONAL GRID COMPANY plc whose registered offices are at 15 Marylebone Road, London NW1 5JD and National Grid House, Kirby Comer Road, Coventry, CV4 8JY respectively (the “Companies”) and STEVE LUCAS (“you”).

1.	CONDITION PRECEDENT

This agreement shall be conditional upon the scheme of arrangement for the merger of the Company and Lattice Group plc becoming unconditional and becoming effective by not later than 31 March 2003 or such later date (if any) as the Company and Lattice Group plc may agree and the High Court may allow.

2.	APPOINTMENT AND TERM

2.1	You will be employed by the Company as an Executive Director and will perform such duties as may be assigned to you from time to time in accordance with Clause 3. Your current job title is Group Finance Director and you will report to the Group Chief Executive.

2.2	Your appointment to this post will continue, subject to and in accordance with the provisions of this contract, until terminated:–

(a) by the Companies in accordance with Clause 16;

(b) by the Companies giving you not less than twelve months’ notice;

(c) by you giving the Companies not less than twelve months’ notice.

2.3	In accordance with the Company’s Articles of Association, your appointment is subject to ratification by shareholders in General Meeting.

2.4	Your previous employment with Lattice Group plc does count as part of your period of continuous employment with the Companies. Your period of continuous employment commenced on 25 July 1994.

3.	DUTIES

3.1	During the continuance of your employment, you will:–

(b) perform such duties as may from time to time be reasonably assigned to you whether those duties relate to the business of the Company or to the business of any of its Subsidiaries or Associates (including the holding of offices therein);

(b) in all respects comply with all lawful directions given by or under the authority of the Company;

(c) use your best endeavours to promote, develop and extend the business and the interests of the Company and any of its subsidiaries;

(d) unless prevented by sickness or injury and except during holidays, devote the whole of your time, attention and ability during your hours of work to the performance of your duties under this Contract;

(e) act only in accordance with the Memorandum and Articles of Association of the Company or of the relevant Associate or Subsidiary In the Company; and

(f) keep the board of directors of the Company (and, where applicable of the relevant Group company) promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of the Company and provide such explanations as they may require.

3.2	Your normal hours of work total 37 hours per week However, you will be expected to work such other hours as may reasonably be required for the proper performance of your duties and you will not be entitled to receive additional remuneration for work over and above normal hours. In line with the Working Time Regulations, you will not be required to work more than an average of 48 hours per week.

3.3	You will be based in London.

3.4	The Company reserves the right (as far as it is reasonable to do so and after giving you reasonable notice of the change) to relocate your main place of work to (or to require you to perform some of your duties from or to post you temporarily to) any of its UK offices.

4.	SALARY

4.1	During the continuance of your employment (subject to Clause 10.2), you will be entitled to a salary at the rate of £315,000 per annum (or such higher rate as may from time to time be agreed between the parties).

4.2	Your salary will accrue from day to day, be payable by equal monthly instalments on or before the last day of each month, and be inclusive of any remuneration to which you may be, or become entitled as a holder of any office in the Company or any other company for the time being in the Company.

4.3	The salary referred to in Clause 4.1 above shall be reviewed annually. The current review date is 1 April and your salary will be reviewed for the first time in April 2003.

4.4	The remuneration of senior staff is linked to the Company's and their own performance and you will be covered by these arrangements. This includes performance management principles and clear and agreed performance targets and objectives for each year which will be discussed and agreed with you by the Group Chief Executive. Following assessment of performance against these targets an annual bonus, currently of up to 60%, may be payable in June following the relevant year end. The performance year is 1 April to 31 March.

5.	PENSION AND BENEFITS

5.1	You will be entitled to remain a member of the Lattice Group Pension Scheme. The scheme's benefits and contributions are subject to a statutory earnings cap. If your pensionable earnings exceed this cap you will automatically participate in the Lattice Group Supplementary Benefits Scheme. This provides for pension benefits to be payable in respect of those earnings above the cap that would otherwise have been pensionable had the limit not applied. Membership of such schemes is subject to and in accordance with the rules of the relevant scheme. The Companies agree to become participating employers if necessary to maintain your membership of the pension scheme(s).

5.2	There will be no further awards under the Lattice Long and Short Term Incentive Schemes and any other incentive schemes that Lattice Group plc has established which will close but without prejudice to existing awards. Subject to meeting the Company's eligibility criteria you will be eligible to participate in other share schemes in the Company. At the Company's discretion you will have the opportunity of participating in the Lattice personal accident, private medical insurance and financial counselling schemes. The Company may amend, suspend or terminate these schemes or any parts thereof, at any time in its absolute discretion and you shall have no contractual right to any continued participation in the same. Membership of such schemes is subject to and in accordance with the rules of the relevant schemes as amended from time to time.

6.	PROFESSIONAL FEES

6.1	The Company will reimburse you in full for subscriptions for any professional memberships which, in its opinion, are relevant to your employment.

7.	CAR

7.1	You will be provided you with a car of suitable age, make, model and specification during the continuance of your employment in accordance with the policy laid down by the Company from time to time and the Company shall pay all standing and running costs relating to it (including the cost of fuel for private mileage) but not any taxable benefit arising. You shall comply with all rules laid down by the Company in relation to Company vehicles, notify the Company immediately of any accident involving your car and of any charge brought against you for a motoring offence and, unless otherwise agreed, shall return the car to your place of work forthwith on termination of your employment.

8.	EXPENSES

8.1	You will be reimbursed with all reasonable and properly incurred travelling, hotel and other expenses properly incurred by you in the performance of your duties under this Contract, subject to you providing the Company with receipts or other evidence as shall be required, of payment of the said expenses. The Company will also, during your employment, reimburse line rental and cost of business calls in respect of your home telephone.

9.	HOLIDAYS

9.1	You will be entitled, on a pro-rata monthly basis, to 28 working days' holiday without loss of pay in each year to be taken at such times as may be approved in advance by the Group Chief Executive. Holidays may not be carried forward from one year to the next. No payment will be made by the Company during the continuance of this Contract in lieu of holidays not taken.

9.2	Upon termination of this Contract, you shall be entitled to payment (at the rate of 1/260th of your annual salary for each day) in lieu on a pro rata basis for any holidays not taken which have accrued in the year up to the Date of Termination. However, if appropriate, the Company shall be entitled to deduct from your final salary instalment an amount equal to 1/260th of your salary for each day's holiday taken prior to the Date of Termination in excess of your proportionate entitlement.

10.	SICKNESS AND INJURY

10.1	If you are absent from work as a result of sickness or injury you will:–

	(a)	notify the Company by telephone on the first day of your absence or in the event of being unable to do so, as soon as practicable thereafter;

	(b)	if the period of absence is less than 8 consecutive calendar days, submit to the Company on your return a certificate of sickness completed by yourself;

	(c)	if it is 8 consecutive calendar days or more, submit to the Company without delay a medical certificate signed by a practising medical practitioner in respect of each week of absence after the first;

	(d)	you will, on request by the Company, allow yourself to be examined by the Company doctor who shall report to the Group Chief Executive as appropriate.

10.2	You will, subject to compliance with sub-clause 10.1 above and to Clause 16 below, be entitled to:–

	(a)	payment of salary at the full basic rate and maintenance of other contributions and benefits contractually provided by the Company (less any social security or other benefits payable to you) during any period of absence from work as a result of sickness or injury up to a maximum of a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months;

	(b)	payment of salary at half the full basic rate in addition to other contributions and benefits (less any social security or other benefits payable to you) during any such periods of absence in excess of a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months;

but you will not be entitled to any payment of salary or maintenance of benefits during any absence in excess of 12 months.

10.3	The Company will pay statutory sick pay, where appropriate, in accordance with the legislation in force at the time of absence, and any payment of salary in accordance with Clause 10.2 will go towards discharging its liability to pay statutory sick pay.

11.	CODE OF CORPORATE GOVERNANCE

11.1	The National Grid Group plc's Code of Corporate Governance provides for you, in furtherance of your duties as a Director of the Company, to take independent professional advice, if necessary, at the Company's expense. The Chairman or the Group Company Secretary should be notified if this step is taken, which should only be taken in the best interests of the Company.

11.2	As a Director of the Company you are, of course, bound by the provisions of the Companies Act and the Listing Rules of the United Kingdom Listing Authority, the provisions of the Financial Services and Markets Act 2000 and the Code of Market Conduct, the details of which are available from the Group General Counsel and Company Secretary. If at any point you are uncertain as to the interpretation of such provisions you must seek the advice of the Group Chief Executive.

12.	INTERESTS IN OTHER BUSINESSES

12.1	You shall disclose promptly in writing to the Company all your interests and those of your spouse and dependent children, in any business other than the business of the Company and its Subsidiaries and Associates and, save with the written consent of the Company (such consent not to be unreasonably withheld), you will not during the continuance of your employment accept any public office nor will you hold any directorship nor will you be engaged or interested (except as the holder for passive investment purposes of any shares or other securities quoted or dealt in on the London Stock Exchange, any other recognised stock exchange or NASDAQ not exceeding, in any case, 3 per cent of the class of securities of the company concerned) either directly or indirectly in any business or commercial occupation other than the business of the Company and its Subsidiaries and Associates.

12.2	In relation to dealing in shares, debentures or other securities of the Companies, its Subsidiaries or Associates and unpublished price sensitive information affecting the shares, debentures or other securities of any other company, you shall comply where relevant with every rule of law, every regulation of the UKLA, The London Stock Exchange and every regulation of the Company from time to time in force including compliance with the spirit as well as the letter of the rules for the time being applicable to the relevant stock exchanges on which shares of the Companies, its Subsidiaries or Associates are for the time being listed or traded. In relation to overseas dealings, you will also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place; and you will not (and will procure so far as you are able that your spouse and children do not) deal or become or cease to be interested (within the meaning of Part 1 of Schedule XIII to the Companies Act 1985) in any securities of the Company except in accordance with any rules or guidelines from time to time relating to securities transactions by senior executives of the Company.

13.	CONFIDENTIALITY

13.1	You will not during the continuance of your employment or afterwards (unless authorised to do so by the Company or by a court of competent jurisdiction) directly or indirectly:–

	(a)	use for your own benefit or the benefit of any other person; or

	(b)	disclose to any person,

any trade secrets or other confidential information relating to the business, affairs, finances, products or processes of the Company and/or of any of its Subsidiaries or Associates ("Confidential Information").

13.2	The restriction in this Clause will not prevent you after the Date of Termination, from using for your own or another's benefit, any Confidential Information which:–

	(a)	by virtue of your employment, becomes part of your own skill and knowledge; and

	(b)	apart from the provisions of this Contract, could lawfully be used by you for that purpose.

13.3	During your employment, you will not:–

	(a)	directly or indirectly solicit, receive or obtain any discount, rebate, commission or other inducement (whether in cash or in kind) which is not authorised by regulations or guidelines from time to time governing dealings by executives on behalf of the Company, or, if you do, you will account immediately to the Company for the amount so received;

	(b)	except in the proper course of your duties under this Agreement remove from Company premises or copy or allow others to copy (or transmit by fax, e-mail or other means) the contents of any document, computer disk, tape or other tangible item which contains any Confidential Information or which belongs to the Company; or

	(c)	at any time make any untrue or misleading statement relating to the Company, or any of its Subsidiaries or Associates.

14.	PROTECTION OF INTERESTS OF COMPANY

14.1	During the period of 12 months after the Date of Termination, you will not directly or indirectly offer employment to or solicit or entice away or endeavour to entice away from the Company, or any of its Subsidiaries or Associates, any person who is and was, at any time during the period of two years prior to the Date of Termination, employed or engaged by the Company or any of its Subsidiaries or Associates in a senior management, senior technical or senior sales position and who, by reason of such position, possesses any Confidential Information or is likely to be able to solicit the custom of any customer of the Company, or its Subsidiaries or Associates.

14.2	After the Date of Termination, you will not represent yourself or permit yourself to be held out as being in any way connected with or interested in the business of the Company, and after such date you will not represent yourself or permit yourself to be held out as being in any way connected with the business of any of the Subsidiaries or Associates of the Company, except if and for so long as you remain an employee of that Subsidiary or Associate.

14.3	It is your obligation to ensure you take no action and make no statement (or omit to take any action or make any statement) which constitutes unlawful discrimination whether under the Equal Pay Act 1970, the Sex Discrimination Act 1975, the Race Relations Act 1976, the Trade Union and Labour Relations (Consolidation) Act 1992, the Disability Discrimination Act 1995 or otherwise.

14.4	You are required to comply with the provisions of the legislation on health and safety and working conditions. You are further required to do your utmost to ensure that the Company, and any of its Subsidiaries or Associates, comply with such health and safety legislation, all legislation concerning their areas of activity and generally with all legal obligations affecting the Company, or any of its Subsidiaries or Associates.

14.5	In this Clause references to acting directly or indirectly include (without prejudice to the generality of that expression) references to acting alone or jointly with or by means of any other person, firm or company.

15.	DATA PROTECTION ACT 1998

15.1	For the purpose of the Data Protection Act 1998 you give your consent to the holding and processing of personal data provided by you to the Company for all purposes relating to the performance of this Contract including, but not limited to:

	(a)	administering and maintaining personnel records;

	(b)	paying and reviewing salary and other remuneration and benefits;

	(c)	providing and administering benefits (including, if relevant, pension, life assurance, permanent health insurance and medical and accident insurance);

	(d)	undertaking performance appraisals and reviews;

	(e)	maintaining sickness and other absence records;

	(f)	taking decisions as to your fitness for work;

	(g)	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies, the Inland Revenue and Contributions Agency, for social security and other purposes;

	(h)	providing information to future purchasers of the Company or of the business in which you work; and transferring information concerning you to a country or territory outside the European Economic Area.

16.	TERMINATION

16.1	At any time after notice to terminate your employment has been served or received by the Company, the Company may:–

	(a)	require you to return to the Company any documents, computer disks and tapes and other tangible items in your possession or under your control which belong to the Company or which contain or refer to any Confidential Information; and/or

	(b)	require you to delete all Confidential Information from any computer disks, tapes or other reu-sable material in your possession or under your control and destroy all other documents and tangible items in your possession or under your control which contain or refer to any Confidential Information; and/or

	(c)	for such period as it considers reasonable ending no later than the expiry of such notice suspend you from the performance of all or any of your duties under this Agreement; and/or

	(d)	appoint a replacement to hold the same or similar job title as you and/or to carry out all or any of your duties instead of you; and/or

	(e)	for such period as it considers reasonable ending not later than the expiry of such notice exclude you from all or any premises of the Company or its Subsidiaries or Associates; and/or

	(f)	for such period as it considers reasonable ending no later than the expiry of such notice require you not, without its prior consent, to engage in any contact (whether or not at your own instance) with any customer, supplier, employee, director, officer or agent of any company in the Company which touches and concerns any of the business affairs of the Company.

16.2	Without prejudice to the Company's right to summarily dismiss you for gross misconduct, the Company will be entitled to terminate your employment without notice if you:–

	(a)	commit a serious or persistent breach of any term of this Contract;

	(b)	commit any act of dishonesty or engage in any conduct (in either case whether or not in the course of your employment) which, in the opinion of the Company, causes or is likely to cause your continued employment to be detrimental to the interests or reputation of the Company, or any of its Subsidiaries or Associates;

	(c)	become bankrupt or compound with your creditors; or

	(d)	are convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed).

16.3	If you are incapacitated by sickness (including mental disorder) or injury from carrying out your duties under this Contract for a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months, the Company will be entitled, notwithstanding Clause 10.2 or your entitlement at that time to sick pay or benefits under the Company's permanent health insurance scheme, to terminate this Contract by not less than 6 months' written notice given within 6 months after the end of the 180 or (as the case may be) 130 working days.

16.4	When requested to do so during the currency of any notice to terminate your employment given or received by you and, in any event, on the Date of Termination you will promptly:–

(a) resign (if you have not already done so) from all offices held by you in the Company and its Subsidiaries and Associates;

(b) deliver up (if you have not already done so) to the Company all lists of customers, correspondence, documents, discs, tapes, data listing, codes, designs, drawings and all other materials and property belonging to the Company or any of its Subsidiaries or Associates which may be in your possession or under your control, including any copies;

(c) confirm in writing that you no longer have in your possession, custody or power any property of or relating to the business of the Company and that you have not retained or made any unauthorised copy (whether in documentary or electronic form) of any data which contains or refers to any Confidential information; and

(d) deliver up to the Company forthwith any car provided under this Contract;

and you hereby irrevocably authorise the Company to appoint someone as your attorney to act in your name and on your behalf to execute all documents and do all things necessary to effect the resignations referred to above, in the event of your failure to do so within 7 days of your being so requested or of the Termination Date (as the case may be).

16.5	On serving or receiving notice to terminate this Contract or at anytime thereafter during the currency of such notice the Company reserves the right in its absolute discretion to pay to you your salary (at the rate then payable under Clause 4.1 hereof) in lieu of your entitlement to notice.

16.6	Any termination of your employment will be without prejudice to your continuing obligations under this Agreement.

17.	TERMINATION BY REORGANISATION OR RECONSTRUCTION

17.1	If there is a "change of control" (as hereinafter defined) and this Contract is terminated by the Company within twelve months of the change of control taking place (including a termination which amounts to constructive dismissal but excluding a termination in accordance with Clause 16.2 of this Contract or by reason of gross misconduct) the Company shall (i) be under no obligation to give you any period of notice and (ii) as liquidated damages, pay to you within one month of the termination, an amount equal to one year's salary at the rate current on the Date of Termination and credit you with one year's additional pensionable service (together "the Damages"). For this purpose this contract is "terminated" on the date the Contract ends. For the avoidance of doubt, the merger of the Company and Lattice Group plc shall not be a "change of control" for these purposes.

17.2	Any payments made under Clause 17.1 above shall be less any deductions which the Company may be required by law to make including, without limitation, in respect of tax and other statutory deductions, and are conditional on you agreeing to be bound by the restrictive covenants in the Confidentiality and Business Protection Agreement and your signing a compromise agreement which complies with the requirements of Section 203 of the Employment Rights Act 1996 whereby you accept such payments in full and final settlement of all claims which you have or may have against the Company or any subsidiary or associated company arising out of the termination of this Contract and your employment, save for any personal injury claim, any accrued rights that you have in the Lattice Group Pension Scheme. It is agreed that the Damages are a genuine pre-estimate of your loss and shall not be reduced by reason of the doctrines of mitigation and accelerated receipt.

17.3	For the purposes of this Contract, a "change of control" shall occur if:

	(a)	the Company becomes a subsidiary of another company, unless this is part of a process on reconstruction under which the company becomes a subsidiary of another company which is owned by substantially the same shareholders as the shareholders of the Company;

	(b)	50% or more of the voting rights for the time being of the Company become vested in any individual or body or group of individuals acting in concert (as defined in the City Code on Take-Overs and Mergers);

	(c)	the right to appoint or remove the majority of the Board becomes vested in any individual or body or group of individuals or bodies acting in concert (as defined in the City Code on Take-Overs and Mergers);

	(d)	all or substantially all of the business, assets and undertakings of the Company becomes owned by any person, firm or company (other than a subsidiary or associated company).

18.	WAIVER OF RIGHTS

18.1	If:–

	(a)	your employment is terminated:–

		i	by reason of the liquidation of the Company for the purpose of amalgamation or reconstruction; or

		ii	as part of any arrangement for the amalgamation of the undertaking of the Company not involving liquidation or for the transfer of the whole or part of the undertaking of the Company to any of its Subsidiaries or Associates, and

	(b)	you are offered employment of a similar nature with the amalgamated or reconstructed or transferee company on terms not generally less favourable to you than the terms of this Contract;

you will have no claim against the Company under this Contract in respect of that termination.

19.	DISCIPLINE AND GRIEVANCES

19.1	As a Director of the Company, you are expected to conduct yourself in a thoroughly professional manner at all times. A copy of the Employee Rules of the Company for the time being in force, which apply to you by virtue of your employment hereunder but which do not form part of your terms and conditions of employment, can be obtained from Group Human Resources.

20.	INVENTIONS

20.1	If at any time during the continuance of your employment you, whether alone or with any other person, make, discover or produce any invention, process, development or design which relates to, or affects, or in the opinion of the Company is capable of being used or adapted for use in or in connection with, the business or any product, process or intellectual property right of the Company or any of its Subsidiaries or Associates:–

	(a)	the invention, process, development or design will be the absolute property of the Company (except to the extent, if any, provided otherwise by Section 39 of the Patents Act 1977); and

	(b)	you will immediately disclose it to the Company in writing.

20.2	You will, if and when required to do so by the Company (whether during the continuance of your employment or afterwards), and at its expense:–

	(a)	apply, or join with the Company, or any of its Subsidiaries or Associates in applying for letters patent or other protection in any part of the world for any invention, process, development or design to which Clause 20.1 above applies;

	(b)	execute or procure to be executed all instruments, and do or procure to be done all things, which are necessary for vesting such letters patent or other protection in the Company or any other company, or subsequently for renewing and maintaining the same in the name of the Company or its nominee; and

	(c)	assist in defending any proceedings relating to, or to any application for, such letters patent or other protection.

20.3	In relation to each and every copyright work or design which relates either directly or indirectly to the business of the Company, or any of its Subsidiaries or Associates (a "Group Work") which you (jointly or alone) originate, conceive, write or make at any time during the period of your employment:–

	(a)	you will promptly disclose such Group Work to the Company. Group Works made wholly outside your normal working hours which are wholly unconnected with your employment are not Group Works;

(b) you hereby assign to the Company by way of future assignment all copyright, design right and other proprietary rights (if any) throughout the world in such Group Work;

(c) you hereby irrevocably and unconditionally waive in favour of the Company any and all moral rights conferred on you by Part 1 of the Copyright Designs and Patents Act 1988 in relation to any such Group Works;

(c) you acknowledge that, for the purposes of the proviso to Section 2(1) of the Registered Designs Act 1949 (as amended by the Copyright Designs and Patents Act 1988), the covenants on the part of you and the Company will be treated as good consideration and, for the purposes of that Act, the Company will be the proprietor of any design which forms part of the Group Works.

21.	INTERPRETATION

In this Contract:–

21.1	"Associate" means a body corporate which for the time being has not less than 20 per cent of its equity share capital beneficially owned by the Company;

21.2	"Date of Termination" means the date upon which your employment under this Agreement terminates or, where so notified by the Company, the date with effect from which the Company exercises its right to suspend you under Clause 16.1(c);

21.3	"Subsidiary" has the meaning attributed to it by Section 736 of the Companies Act 1985 and "equity share capital" has the meaning attributed to it by Section 744 of the Companies Act 1985;

21.4	unless otherwise stated and except in Clause 22 below, a reference to "your employment" is to your employment by the Companies under this Contract;

21.5	unless the context otherwise requires, words in the singular include the plural and vice versa, and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

21.6	a reference to a statute or statutory provisions includes a reference to that statute or provision as from time to time modified or re-enacted.

22.	ENTIRE CONTRACT CONTINUITY AND CONDITIONALITY

22.1	Except as otherwise expressly provided by its terms and for any detailed rules (not being inconsistent with the express terms hereof) from time to time laid down by the Company, this Contract represents the entire understanding, and supersedes any previous agreement including between yourself and Lattice Group plc, between the parties in relation to your employment by the Company, its Subsidiaries or Associates.

23.	NOTICES

23.1	Any notice to be given under this Contract will be in writing and will be deemed to be sufficiently served by one party on the other if it is either delivered personally or is sent by prepaid first class post and addressed to the party to whom it is to be given, in the case of yourself, at your last known residence and in the case of the Company, at its registered office, and any such notice if so posted will be deemed to have been served on the day (excluding Sundays and public holidays) following that on which it was posted.

24.	JURISDICTION

24.1	This Contract shall be governed by and interpreted in accordance with the laws of England and Wales and each of the parties submits to the jurisdiction of the English and Welsh courts as regards any claim or matter arising under this Contract or as a direct result of your employment by the Company.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED AND DELIVERED THIS DOCUMENT AS A DEED ON THE DATE FIRST BEFORE WRITTEN:–

Executed by JAMES ROSS (Director) and FIONA SMITH (Secretary) for and on behalf of the Companies

Executed by STEVE LUCAS in the presence of:

Witness Signature:
Address:	4 OLD DENE COTTS, RANMORE COMMON RD, WEST HUMBLE, SURREY RH5 6AZ
Occupation:	EXEC P.A.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.

Lattice Group plc	National Grid Group plc
130 Jermyn Street	15 Marylebone Road
London SW1 Y4UR	London NW1 5JD
Registered in England and Wales No: 3900804
Registered in England and Wales No: 4031152

Mr S Lucas,
50, The Rise,	10th June 2002
Sevenoaks,
Kent,
TN13 1RL

Dear Steve,

The Lattice Group Long Term Incentive Scheme (the "Scheme")

1	Introduction

As you are aware, the merger of Lattice Group plc ("Lattice") and National Grid Group plc ("National Grid") by means of a scheme of arrangement (the "Merger") is due to take place later this year. This letter explains the impact the Merger will have on your Allocations under the Scheme and seeks your agreement to the proposal set out in 3 below. Terms used in this letter are those used in the Rules of the Scheme, unless otherwise defined.

2	Impact of the Merger

The following table sets out your current Allocations under the Scheme:

Allocation Date	No. of Shares	End of	First Transfer
	comprised in Allocation	Measurement	Date
		Period

1st October 1999	83,300	30th September 2002	1st October 2003

3rd November 2000	213,073	2nd November 2003	3rd November 2004

2nd November 2001	257,572	1st November 2004	2nd November 2005

Under the rules of the Scheme, on the sanction of the Merger by the Court, the trustee of the Lattice Group Employees Share Trust (the "Trustee") would decide how much of your Allocations should be transferred to you after taking into account the extent to which the Performance Targets had been achieved.

Based on the current timescales for the Merger, the Court sanction of the Merger may occur after the end of the Measurement Period for the 1999 Allocation. If this is the case, then the amount of that Allocation which is due to you will already be known.

3	The Proposal

Although you would be entitled to receive your Allocations on the Merger, the Remuneration Committees of both Lattice and National Grid believe that as an executive director of the newly merged National Grid Transco, you should have an immediate stake in its performance. Therefore both Lattice and National Grid are seeking your agreement to the following proposal (the "Proposal").

3.1	Your 1999 Allocation

On completion of the Merger, your 1999 Allocation will vest and the vested shares will be "banked" until the end of the original retention period of the 1999 Allocation, being 1st October 2003 (the "First Transfer Date"). The number of shares which will be banked will be calculated by applying the Performance Targets to your 1999 Allocation at the time of the Merger in accordance with the rules of the Scheme.

The shares which will be banked will be National Grid Transco shares rather than Lattice shares and the number of those shares will be calculated under the Merger share exchange ratio by reference to the number of Lattice shares which will have vested under the procedure described above.

On the assumption that the Merger takes place in October 2002, and the Performance Target which applies to your 1999 Allocation is met in full, 83,300 Lattice shares will vest and therefore 31,237 National Grid Transco shares will be banked (rounded down to the nearest whole share).

The banked shares will be subject to an option granted by the trustee of the Lattice Group Employees Share Trust (the "Trustee"). You will be able to exercise your option on payment of £1 during a period of three months from the First Transfer Date. The option will be granted to you on the same principle terms as your 1999 Allocation, including dividend reinvestment, but will only be subject to forfeiture if you cease employment by reason of gross misconduct. There will be a number of minor differences between the terms of your 1999 Allocation and the option to reflect that the fact that you will have an option rather than a conditional awards of shares.

3.2	Your 2000 and 2001 Allocations

Following the Merger, your 2000 and 2001 Allocations will continue on their original terms save that:

(i) your Allocations will continue over National Grid Transco shares which will have been substituted for Lattice shares on the basis of the Merger share exchange ratio; and

(ii) the Performance Targets will be a measure of the TSR of National Grid Transco measured against the current Comparator Group of companies but the Measurement Period will continue so that the Performance Targets will include both the TSR performance of Lattice before the Merger and the TSR performance of National Grid Transco after the Merger; and

(iii) if you leave the employment of the National Grid Transco group for any reason you will, unless the Remuneration Committee of National Grid Transco decides otherwise, be entitled to receive the shares comprised in your 2000 and 2001 Allocations subject to the extent to which the Performance Targets have been achieved at the last Measurement Date prior to the date you leave.

The Proposal is conditional upon the completion of the Merger but your acceptance of the Proposal will be irrevocable.

On receipt of your acceptance of the Proposal, Lattice will notify the Trustee accordingly and it will grant you an option over National Grid Transco shares in relation to your 1999 Allocation nearer to the time of the Merger, conditional upon the Merger taking place. You will also be required to enter into an agreement to reflect the revised terms of your 2000 and 2001 Allocations.

4	Acceptance of the Proposal

To confirm your acceptance of the terms set out in this letter, please sign and date the enclosed copy of this letter, which will need to be signed by you as a deed, and return it to Pat Fulker, Group HR Director, as soon as possible.

for and on behalf of National Grid Group plc
Lattice Group plc

SIGNED AS A DEED and DELIVERED
by Steve Lucas
in the presence of:

[Signature of Witness]

Name	Ms. J. A. HUTCHCROFT

Address	4 OLD DENE COTTAGES,
RANMORE COMMON ROAD
WEST HUMBLE, DORKING, SURREY RH5 6AZ

Occupation	EXEC P.A.

This document has been approved by J.P. Morgan plc of 125 London wall, London EC2Y 5AJ and Cazenove & Co. Ltd of 12 Tokenhouse Yard, London EC2R 7AN solely and specifically for the purposes of Section 21 of the Financial Services and Markets Act 2000. JPMorgan and Cazenove are acting for the Lattice Group plc and no one else in connection with the Merger and will not be responsible to anyone other than Lattice Group plc for providing the protections afforded to customers of JPMorgan and Cazenove or for giving advice in relation to the Merger.